STOLT-NIELSEN S.A.                                   [LOGO OF STOLT-NIELSEN S.A]

c/o Stolt-Nielsen Ltd.         Tel: +44 207 611 8960
Aldwych House                  Fax: +44 207 611 8965
71-91 Aldwych                  www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                                              Contacts:   Reid Gearhart
                                                          USA +1.914.734.1191
                                                          rhgnyc@optonline.net

          U.S. THIRD CIRCUIT COURT DENIES REQUEST FOR EN BANC REHEARING

LONDON, ENGLAND - JUNE 21, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) learned today that the United States Court of Appeals for the Third Circuit has denied the Company's request for a rehearing en banc. This development lets stand a March 2006 Third Circuit decision by a two-judge panel, which reversed a District Court injunction barring the U.S. Department of Justice Antitrust Division from indicting the Company.

The District Court injunction barring an indictment remains in place until a formal mandate regarding the decision is issued by the Third Circuit and the existing injunction is then lifted by the District Court.

Stolt-Nielsen said that the Company intends to seek U.S. Supreme Court review of the Third Circuit panel ruling.

Even if all of Stolt-Nielsen's appeals are exhausted and the Company is indicted, the Company would promptly move to dismiss the indictment on the grounds of the written Amnesty Agreement between the Company and the U.S. Department of Justice Antitrust Division. On such a motion, the Company would renew the arguments based on the Amnesty Agreement, which succeeded in initially winning the District Court injunction. The Third Circuit panel decision, while concluding that the District Court did not have authority to enforce the Amnesty Agreement prior to an indictment, expressly confirms Stolt-Nielsen's right to file after an indictment a prompt motion to dismiss on the basis of the Amnesty Agreement. The Third Circuit has not addressed the merits of Stolt-Nielsen's defense based on the Amnesty Agreement.

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.
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FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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